UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

FALCONSTOR SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

306137100

(CUSIP Number)

Woodland Partners

68 Wheatley Road

Brookville, New York 11545

(516) 626-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 306137100

1	NAME OF REPORTING PERSON

WOODLAND PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		957,257
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

957,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

957,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 306137100

1	NAME OF REPORTING PERSON

BARRY W. RUBENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		895,101
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,245,157
PERSON WITH	9	SOLE DISPOSITIVE POWER

895,101
	10	SHARED DISPOSITIVE POWER

1,245,157
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,141,516 #
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

# Includes 1,258 shares owned directly by spouse.

3

CUSIP No. 306137100

1	NAME OF REPORTING PERSON

MARILYN RUBENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,245,157
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,258
	10	SHARED DISPOSITIVE POWER

1,245,157
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,141,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 895,101 Shares directly owned by spouse.

4

CUSIP No. 306137100

1	NAME OF REPORTING PERSON

WOODLAND VENTURE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 306137100

1	NAME OF REPORTING PERSON

SENECA VENTURES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 306137100

1	NAME OF REPORTING PERSON

WOODLAND SERVICES CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 306137100

1	NAME OF REPORTING PERSON

BROOKWOOD PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		187,900
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

187,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

187,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 306137100

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 957,257 Shares owned directly by Woodland Partners is approximately $1,868,407, including brokerage commissions. The Shares owned directly by Woodland Partners were acquired with its working capital.

The aggregate purchase price of the 895,101 Shares owned directly by Mr. Rubenstein, including 54,101 Shares of fully vested restricted stock, awarded to Mr. Rubenstein as compensation for his service on the Board of Directors of the Issuer, is approximately $1,191,628, including brokerage commissions. The Shares owned directly by Mr. Rubenstein were acquired with personal funds.

The aggregate purchase price of the 100,000 Shares held jointly by Mr. and Ms. Rubenstein is approximately $220,515, including brokerage commissions. The Shares owned jointly by Mr. and Ms. Rubenstein were acquired with personal funds.

The 1,258 Shares owned directly by Ms. Rubenstein were distributed to her from Brookwood as part of a pro rata distribution.

The aggregate purchase price of the 187,900 Shares owned directly by Brookwood is approximately $246,718, including brokerage commissions. The Shares owned directly by Brookwood were acquired with its working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 44,509,390 Shares outstanding as of July 17, 2017, as reported in the Issuer’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on July 17, 2017.

As of the close of business on July 24, 2017, Woodland Partners directly owned 957,257 Shares, constituting approximately 2.2% of the Shares outstanding. By virtue of its relationship with Woodland Partners discussed in further detail in Item 2 of Amendment No. 1 to the Schedule 13D, each of Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Woodland Partners.

As of the close of business on July 24, 2017, Mr. Rubenstein directly owned 995,101 Shares, including 100,000 Shares held jointly by Mr. Rubenstein and his wife, Ms. Rubenstein, constituting approximately 2.2% of the Shares outstanding. By virtue of being Mr. Rubenstein’s spouse, Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Mr. Rubenstein.

As of the close of business on July 24, 2017, Ms. Rubenstein directly owned 101,258 Shares, including 100,000 Shares held jointly by Ms. Rubenstein and her husband, Mr. Rubenstein, constituting less than 1.0% of the Shares outstanding. By virtue of being Ms. Rubenstein’s husband, Mr. Rubenstein may be deemed to beneficially own the Shares directly owned by Ms. Rubenstein.

9

CUSIP No. 306137100

As of the close of business on July 24, 2017, Woodland Fund does not beneficially own any Shares.

As of the close of business on July 24, 2017, Seneca does not beneficially own any shares.

As of the close of business on July 24, 2017, Brookwood directly owned 187,900 Shares, constituting less than 1.0% of the Shares outstanding. By virtue of its relationship with Brookwood discussed in further detail in Item 2 of Amendment No. 1 to the Schedule 13D, each of Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Brookwood.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)       Woodland Partners and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Woodland Partners. Mr. Rubenstein has the sole power to vote and dispose of the Shares he directly owns. Ms. Rubenstein has the sole power to vote and dispose of the Shares she directly owns. Woodland Fund, Woodland Services and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Woodland Fund. Seneca, Woodland Services and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Seneca. Brookwood and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Brookwood.

(c)       The transactions in the Shares during the past sixty days by the Reporting Persons are set forth in Schedule A and are incorporated herein by reference.

(e)       As of the close of business on July 21, 2017, the Reporting Persons do not beneficially own Shares in excess of 5.0% of the Shares outstanding.

10

CUSIP No. 306137100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017	WOODLAND PARTNERS

	By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President

BROOKWOOD PARTNERS, L.P.

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
BARRY RUBENSTEIN

/s/ Marilyn Rubenstein
MARILYN RUBENSTEIN

11

CUSIP No. 306137100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Sold	Price Per Share($)	Date of Sale

WOODLAND VENTURE FUND

496,800	0.2203	07/20/2017

SENECA VENTURES

131,323	0.2129	07/21/2017